July 8, 2024

Kathleen Krebs and Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: AtomBeam Technologies Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed June 21, 2024

File No. 024-12417

Dear Ms. Krebs and Mr. Derby,

On behalf of AtomBeam Technologies Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments  provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on June 30, 2024 with respect to the Company’s Offering Circular. The Staff’s comments are set forth below and are followed by the Company’s responses.

Amendment No. 2 to Offering Statement on Form 1-A

Amendments to Exhibit 13 – Testing the Waters Material

1.	Comment: The Staff noted a few items regarding the offering page including with respect to the legend, the description of the Company’s partners, and the disclosure that the Company’s product, Neurpac, is currently available in SaaS format.

Response: The Company has updated the legend on the offering page included in the TTW materials. With respect to Company’s partners, the Company has provided further clarification regarding the partnership relationship in the TTW materials as well as included additional information in “The Company’s Business – Our Partners”. Finally, the Company has revised its TTW materials as well as amended the “The Company’s Business” and “Risk Factors” sections to clarify that it has released the first version of its Neurpac SaaS product in April 2024.

Thank you again for the opportunity to respond to your questions to the Offering Statement of AtomBeam Technologies Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Charles Yeomans, Chairman and Chief Executive Officer AtomBeam Technologies Inc.